Exhibit 99.1





American Transmission Company LLC

Financial Statements for the Three Months Ended March 31, 2004 and 2003

American Transmission Company LLC

Table of Contents


Financial Statements.....................................................   3-12

       Statements of Operations for the Three Months Ended
       March 31, 2004 and 2003 (Unaudited)...............................    3

       Statements of Cash Flows for the Three Months Ended
       March 31, 2004 and 2003 (Unaudited)...............................    4

       Balance Sheets as of March 31, 2004 (Unaudited) and
       December 31, 2003.................................................    5

       Statements of Changes in Members' Equity for the Three Months
       Ended March 31, 2004 (Unaudited) and the Year Ended
       December 31, 2003.................................................    6

       Notes to Financial Statements (Unaudited).........................   7-12

Management's Discussion and Analysis of Financial Condition and
Results of Operations....................................................  13-24

Qualitative Disclosures about Market Risks...............................  24-25


American Transmission Company LLC

Statements of Operations
For the Three Months Ended March 31, 2004 and 2003 (Unaudited)

(In Thousands)


                                                                      March YTD       March YTD
                                                                        2004            2003
----------------------------------------------------------------------------------------------------

Operating Revenues
   Transmission Service Revenue                                        $59,990         $51,151
   Other Operating Revenue                                                 210             288
                                                                 -----------------------------------
     Total Operating Revenues                                           60,200          51,439

Operating Expenses
   Operations and Maintenance                                           23,357          20,060
   Depreciation and Amortization                                        11,140           9,801
   Taxes Other than Income                                               1,512           1,379
                                                                 -----------------------------------
     Total Operating Expenses                                           36,009          31,240
                                                                 -----------------------------------

Operating Income                                                        24,191          20,199

----------------------------------------------------------------------------------------------------

Other Income
   Other Income/(Expense), Net                                             (28)             54
   Allowance for Equity Funds Used During Construction                     979             549
                                                                 -----------------------------------
     Total Other Income                                                    951             603
                                                                 -----------------------------------

   Earnings Before Interest and Tax                                     25,142          20,802

----------------------------------------------------------------------------------------------------

Interest Expense
   Interest Expense                                                      7,934           6,465
   Allowance for Borrowed Funds Used During Construction                  (771)           (373)
                                                                 -----------------------------------
     Net Interest Expense                                                7,163           6,092
                                                                 -----------------------------------

   Earnings Before Tax                                                 $17,979         $14,710
                                                                 ===================================




The accompanying notes are an integral part of these financial statements.

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

American Transmission Company LLC

Statements of Cash Flows
For the Three Months Ended March 31, 2004 and 2003 (Unaudited)

(In Thousands)
                                                                                 March YTD      March YTD
                                                                                   2004           2003
------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
   Earnings Before Tax                                                            $17,979        $14,710
   Adjustments to Reconcile Earnings Before Tax to Net Cash Flows from
     Operating Activities-
     Depreciation and Amortization                                                 11,140          9,801
     Bond Discount and Debt Issuance Cost Amortization                                119            109
     Allowance for Equity Funds Used During Construction                             (979)          (549)
     Change in-
       Current Assets                                                                (958)         4,428
       Accounts Payable                                                            (2,881)        (6,781)
       Accrued Liabilities                                                        (11,459)       (15,232)
       Other                                                                          467            912
                                                                            --------------------------------
         Total Adjustments                                                         (4,551)        (7,312)
                                                                            --------------------------------
         Net Cash Provided by Operating Activities                                 13,428          7,398

------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities
   Capital Expenditures for Property, Plant and Equipment                         (37,793)       (33,657)
   Allowance for Borrowed Funds Used During Construction                             (771)          (373)
                                                                            --------------------------------
     Net Cash Used in Investing Activities                                        (38,564)       (34,030)

------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities
   Distribution of Earnings to Members                                            (12,720)       (10,369)
   Issuance of Membership Units for Cash                                           19,152              -
   Redemption of Membership Units                                                     (54)          (424)
   Issuance of Short-term Debt                                                      6,323         17,000
   Advances under Interconnection Agreements                                        3,341          5,962
   Other                                                                                5            (36)
                                                                            --------------------------------
     Net Cash Provided by Financing Activities                                     16,047         12,133

------------------------------------------------------------------------------------------------------------
Net Change in Cash and Cash Equivalents                                            (9,089)       (14,499)

Cash and Cash Equivalents, Beginning of Period                                      9,165         14,830
                                                                            --------------------------------
Cash and Cash Equivalents, End of Period                                          $    76        $   331
                                                                            ================================

Supplemental Disclosures of Cash Flows Information
   Cash Paid for-
     Interest                                                                     $15,477        $11,791
   Significant Non-Cash Transactions-
     Issuance of Membership Units for Transmission Assets                         $   121        $   856



The accompanying notes are an integral part of these financial statements.

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

American Transmission Company LLC

Balance Sheets
As of March 31, 2004 (Unaudited) and December 31, 2003

(In Thousands)
                                                                                  March 31,          December 31,
ASSETS                                                                               2004                2003
-------------------------------------------------------------------------------------------------------------------
Transmission and General Plant
   Property, Plant and Equipment                                                  $1,391,780         $1,354,377
   Less- Accumulated Depreciation                                                  (552,937)          (558,267)
                                                                              -------------------------------------
                                                                                     838,843            796,110
   Construction Work in Progress                                                     100,304            113,057
                                                                              -------------------------------------
     Net Transmission and General Plant                                              939,147            909,167

-------------------------------------------------------------------------------------------------------------------
Current Assets
   Cash and Cash Equivalents                                                              76              9,165
   Accounts Receivable                                                                24,091             22,525
   Other Current Assets                                                                  779              1,387
                                                                              -------------------------------------
     Total Current Assets                                                             24,946             33,077

-------------------------------------------------------------------------------------------------------------------
Regulatory and Other Assets
  Regulatory Assets                                                                    7,768              8,512
  Other Assets                                                                         8,950              9,595
                                                                              -------------------------------------
        Total Regulatory and Other Assets                                             16,718             18,107

     Total Assets                                                                 $  980,811         $  960,351
                                                                              =====================================

Members' Equity and Liabilities
-------------------------------------------------------------------------------------------------------------------
Capitalization
   Members' Equity                                                                $  457,171         $  432,693
   Long-term Debt                                                                    448,262            448,215
                                                                              -------------------------------------
     Total Capitalization                                                            905,433            880,908

-------------------------------------------------------------------------------------------------------------------

Current Liabilities
   Accounts Payable                                                                   19,460             21,821
   Accrued Liabilities                                                                17,515             28,974
   Short-term Debt                                                                     6,323                  -
   Current Portion of Advances Under Interconnection Agreements                       12,605             15,797
                                                                              -------------------------------------
     Total Current Liabilities                                                        55,903             66,592

-------------------------------------------------------------------------------------------------------------------

Long-term Liabilities                                                                 19,475             12,851

-------------------------------------------------------------------------------------------------------------------

Commitments and Contingencies (see Notes)                                                  -                  -

     Total Members' Equity and Liabilities                                        $  980,811         $  960,351
                                                                              =====================================

The accompanying notes are an integral part of these financial statements.

American Transmission Company LLC

Statements of Changes in Members' Equity
For the Three Months Ended March 31, 2004 (Unaudited) and the Years Ended December 31, 2003

 (In Thousands)

Members' Equity as of December 31, 2002                              $393,502

Membership Units Outstanding at December 31, 2002                      28,127
                                                                  ==============

--------------------------------------------------------------------------------

   Issuance of Membership Units                                       $25,413

   Redemption of Membership Units                                      (1,078)

   Earnings Before Tax                                                 62,706

   Distribution of Earnings to Members                                (47,850)
                                                                  --------------

Members' Equity as of December 31, 2003                              $432,693
                                                                  ==============

Membership Units Outstanding at December 31, 2003                      30,319
                                                                  ==============

--------------------------------------------------------------------------------

     Issuance of Membership Units                                     $19,273

     Redemption of Membership Units                                       (54)

     Earnings Before Tax                                               17,979

     Distribution of Earnings to Members                              (12,720)
                                                                  --------------

Members' Equity as of March 31, 2004                                 $457,171
                                                                  ==============

Membership Units Outstanding at March 31, 2004                         32,007
                                                                  ==============

The accompanying notes are an integral part of these financial statements.

American Transmission Company LLC

Notes to Financial Statements (Unaudited)
March 31, 2004


The accompanying financial statements have been prepared by American Transmission Company LLC (the "Company") without audit (except for the balance sheet information as of December 31, 2003). Accordingly, they reflect all adjustments that are, in the opinion of management, necessary for a fair presentation of the financial results for the interim periods. Certain information and notes normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The Company's management believes that it has made all normal, recurring adjustments needed to present the financial statements fairly and that the disclosures provided are adequate such that the information presented is not misleading.


Due to the seasonal nature of the Company's capital expenditure program, the timing of when major assets are placed in service and their effect on the revenue requirement calculation for the period, the Company's results for the period are not necessarily indicative of results that may be expected for the year ending December 31, 2004.


These financial statements should be read in conjunction with the financial statements of the Company for the year ended December 31, 2003.


(1)   Short-term Debt
      ---------------


The Company has committed to replace its $75 million 364-day backup line of credit with a $125 million three-year revolving credit facility. The Company may request that the aggregate commitment be increased to $200 million either by having one or more existing lenders increase their commitment or by adding additional lenders. The revolving credit facility will provide backup liquidity to the Company's $100 million commercial paper program. It is the Company's intention to increase the commercial paper program with the line of credit to a maximum of $200 million. Interest rates on outstanding borrowings under the revolving credit facility will be based on a floating rate plus a margin. The applicable margin will be based on the Company's debt rating from Moody's and S&P and ranges from 0.35% to 1.25%. Final closing on the new credit facility is subject to negotiation of acceptable terms. As of March 31, 2004, the Company had $6.3 million of commercial paper outstanding.


The revolving credit facility will contain restrictive covenants, including restrictions on liens, certain mergers, sales of assets, acquisitions, investments, transactions with affiliates, change of control, conditions on prepayment of other debt, certain financial ratios and requires certain financial reporting. The revolving credit facility will provide for certain customary events of default.

(2)  Regulatory Proceedings
     ----------------------


The Company's Federal Energy Regulatory Commission ("FERC")-approved rates include a true-up provision. Under the true-up mechanism, the Company was authorized to include an under-collection of approximately $5.4 million from 2001, plus interest, in its billings in 2003. During 2002, the Company over-collected approximately $4.6 million. Under the terms of the tariff, this amount would ordinarily be refunded, with interest, to customers in 2004; however, the Company filed an application with FERC on December 31, 2002, for a one-time amendment to the rates which would allow the Company to accelerate this refund by one year and net it against the 2001 under-collection. FERC approved this amendment on March 6, 2003, and the Company collected the net true-up of $0.8 million in its monthly billings in 2003.


Under the true-up mechanism, the Company under-collected approximately $2.5 million during 2003. This amount, plus interest, will be recovered during 2005 through the Company's monthly billings.


On October 30, 2003, the Company filed an application with FERC seeking authorization to make the following modifications to its rate formula in Attachment O of the MISO Open Access Transmission Tariff:

a) Include Construction Work in Progress for new transmission investment in rate base to earn a current return in lieu of capitalizing an Allowance for Funds Used During Construction.

b) Allow current year expensing of preliminary survey and investigation costs for new transmission investment. Such costs are otherwise capitalized as a component of the associated transmission assets' cost and recovered, with a return on investment, over the life of the assets.

c) Increase the allowed return on equity from the current 12.20% to 12.38% to correspond to the rate FERC has allowed for other MISO transmission owners and return to a 50% debt, 50% equity capital structure.

On December 29, 2003, FERC issued an order that conditionally accepted for filing and nominally suspended the Company's proposed modifications, to become effective January 1, 2004, subject to refund. The order also established hearing and settlement judge procedures. Based on concerns raised by intervenors in the case, several issues were set for hearing, including the proposed capital structure and the rate impact of expensing preliminary survey and investigation costs for certain transmission projects.


The Company filed a settlement agreement, that was approved by FERC on May 6, 2004, that resolved all issues set for hearing in the December 29th order. The settlement agreement allows the Company to include Construction Work in Progress in rate base, to expense preliminary survey and investigation costs if the project meets specified requirements (generally if a project is approved by MISO as part of its planning process), and to return to a 50% debt, 50% equity capital structure. The Company agreed to maintain the 12.20% return on equity and agreed to refund the difference between the 12.38% approved in the December 29th order and the 12.20% in the settlement agreement for the period between January 1, 2004 and the date the settlement agreement was approved by FERC. This refund, which will be approximately $.4 million will be included in the Company's true-up calculation for 2004. In the future, the Company's return on equity will float at 18 basis points below the rate approved by FERC for other MISO transmission owners ("the MISO ROE"). The methodology used by FERC in determining the current MISO ROE has been challenged by several intervening parties. The matter is currently pending before the District of Columbia Circuit

Court of Appeals and is expected to be resolved in late 2004 or early 2005. The settlement agreement provides that, to the extent that this proceeding results in a reduction of the MISO ROE below the current 12.38%, the Company will be obligated to refund an additional amount, retroactive to January 1, 2004, equal to 50% of the difference between the 12.20% return on equity and 18 basis points below the reduced MISO ROE, subject to a limit of $2 million. The Company cannot predict whether or not such reduction in the return on equity and associated refund will occur.


(3)  Arrowhead to Weston Line Project
     --------------------------------


The Arrowhead to Weston Line Project ("Project") is a transmission line construction project originally sponsored by Wisconsin Public Service Corporation ("WPSC") and Minnesota Power, Inc. ("Minnesota Power") under which a new high voltage 345kv electric transmission line would be built from the vicinity of Duluth, Minnesota to the vicinity of Wausau, Wisconsin. The Project was originally approved, at an estimated total cost of $165 million, by the Public Service Commission of Wisconsin ("PSCW ") on August 17, 2001. The original approval required that the PSCW be notified of any change greater than 10% of the approved cost estimate of $165 million. Management, along with WPSC and Minnesota Power, reviewed the Project's original cost estimate and notified the PSCW in November 2002 that there would be a cost increase. In May 2003, the Company provided the PSCW with a new project estimate of $420 million. The PSCW approved the revised cost estimate on December 19, 2003.


In addition to the PSCW approval, the Project requires permits from the Wisconsin Department of Natural Resources, the National Park Service and the Army Corps of Engineers. Permission is also required from several county governments for the line to cross their property. The Company has begun to acquire the necessary real estate easements and plans to begin construction on the Wisconsin portion of the line in late 2004 or early 2005. No additional approvals for the Minnesota portion of the line are required and construction began in February 2004.

The Company acquired the current Project assets from WPSC at WPSC's cost of $20 million on June 13, 2003. WPSC will continue its role as the construction contractor on the Wisconsin portion of the Project; however, the Company has assumed primary project management responsibility and will acquire the Project facilities from WPSC, at WPSC's cost, on an as-constructed basis.


The Company has reached agreement in principle with Minnesota Power to acquire its interest in the Minnesota portion of the Project. It is the Company's intent to finalize the agreement under which the Company will assume approximately $2.6 million of project costs from Minnesota Power, assume primary project management responsibility and acquire the Project facilities, at Minnesota Power's cost, on an as-constructed basis. Minnesota Power would continue its role as construction contractor. The proposed agreement may require regulatory approvals.


As of March 31, 2004, the Company has accumulated approximately $31.8 million of costs associated with the Project, including the $20 million acquired from WPSC. To the extent the appropriate regulatory approvals related to the Project are obtained and the transmission line is constructed and placed in service, these costs, as well as the $2.6 million from Minnesota Power, will be included in the Company's rate base or otherwise recovered in rates. In the event the line is not approved or not constructed, the Company would seek recovery of all costs it has incurred related to the Project, including costs assumed from WPSC and Minnesota Power. If recovery is not permitted, such costs will be charged to expense.


(4) Interconnection Agreements


The Company has entered into a number of interconnection agreements with entities planning to build generation plants within the Company's service territory. During construction, the generators will construct the interconnection facilities, or finance and bear all financial risk of constructing the interconnection facilities under these agreements. The Company will own and operate the interconnection facilities when the generation plants become operational and will reimburse the generator for construction costs plus interest. If the generation plants do not become operational, the Company has no obligation to reimburse the generator for costs incurred during construction.


The current estimate of the Company's commitment under these agreements, if the generation plants become operational, is approximately $285 million with the expected completion dates ranging from 2004 to 2012. In addition, there may be transmission service requests that require the Company to construct additional, or modify existing, transmission facilities to accommodate such requests. Whether such additions or upgrades to the Company's transmission system are required depends on the state of the transmission system at the time the transmission service is required.


On July 23, 2003, FERC issued Order 2003, which adopted new rules relating to generator interconnections. While the rules incorporate a number of changes to interconnection procedures and standardize the interconnection agreements, with some regional transmission organization flexibility, the rules preserve the responsibility of generators to pay the costs associated with interconnecting any generator to the Company's system, with the right to be reimbursed either in cash or through transmission service credits. Under certain circumstances, the rules increase the generators' responsibility to fund a greater range of transmission improvement costs, depending on the type of interconnection service the generators request. The Company believes that any such costs borne by the Company to upgrade or add to the transmission system to fulfill transmission service requests will be recovered in future rates.


(5)  Potential Adverse Legal Proceedings
     -----------------------------------


The Company may, in the future, become party to lawsuits, including certain suits that may involve claims for which it may not have sufficient insurance coverage. Such litigation could include suppliers and purchasers of energy transmitted by the Company and others with whom the Company conducts business. Effective August 5, 2002, this liability exposure has been limited by FERC-approved revisions to MISO's tariff that limit potential damages, for which the Company could be held liable for interruption of service, to only direct damages.

(6)  MISO Point-to-Point Revenue Dispute
     -----------------------------------


In December 2003, MISO notified the Company of a dispute filed by another transmission owner regarding the distribution of revenues for certain point-to-point transactions during 2002 and 2003. MISO had originally distributed 100% of the revenue, in the amount of $8.7 million, related to these transactions to the Company, but now asserts that the Company should only have received a portion of the revenue, in the amount of $2.3 million. MISO indicated it would be seeking return of the remaining $6.4 million. MISO, commencing December 1, 2003, started allocating revenues under its new methodology. The Company disagrees with MISO's determination and has formally disputed it. It was determined by the MISO dispute resolution committee that the MISO dispute process, involving mediation was not expected to yield a resolution to the matter, so the Company plans to pursue arbitration. The Company cannot predict how much, if any, of the disputed amount it will ultimately have to refund to MISO; accordingly, no reserve has been recorded in the Company's financial statements at this time. Any amount that the Company would refund to MISO would reduce the revenue credits for point-to-point receipts in the Company's revenue requirement calculation and should be recovered as part of the revenue true-up for the year in which such refund is made. As such, the Company does not expect this matter to materially impact its results of operations.


(7)  Arpin Agreement Dispute
     -----------------------


The Arpin Substation Benefit Area Joint Operating, Planning and Cost Sharing Agreement ("the Agreement"), was entered into by Northern States Power Company ("NSP"), Marshfield Electric & Water Department ("MEWD"), Wisconsin Public Service Corporation ("WPSC"), Wisconsin Power & Light Company ("WPL") and Wisconsin Electric Power Company ("WE") in 1988. The Agreement provided for an annual payment of $295,000 from WPL to NSP for use of a 345kv transmission line owned by NSP. This annual payment was shared by WPL, WPSC and MEWD based on distribution load of the entities in the Arpin area. At the time the Company was formed, WPL transferred the Arpin substation to the Company and attempted to assign the Agreement to the Company. Accordingly, WPL has taken the position that the Company should now be responsible for the $295,000 annual payment. Total charges, including interest, for the period 2001 to 2003 would be approximately $1 million to $1.5 million. However, the Company disputes the validity of the assignment of the Agreement, as the Agreement requires the written consent of all parties for any assignment, and such consent was never obtained. In addition, the agreement requires the parties to renegotiate the $295,000 annual payment after ten years (1997). If the parties cannot agree on a new amount, the matter goes to arbitration, with the arbitrator expressly given authority to reestablish the payment back to the ten-year point. The arbitrator is required to take current FERC policy into account in its decision. Current FERC policy likely would not allow the $295,000 fee. Certain of the parties to the Agreement have indicated they are considering initiating price renegotiation. The Company does not believe that it will ultimately be responsible for the annual payments under the Agreement and has not recorded a liability in its financial statements for any amounts related to the Agreement.


(8)  New Accounting Pronouncements
     -----------------------------


In December 2003, the FASB issued SFAS No. 132," Employers' Disclosures about Pensions and Other Postretirement Benefits." This statement revises employers' disclosures about pension plans and other postretirement benefit plans to present more information about the economic resources and obligations of such plans. The statement is effective for non-public companies for fiscal years ending after June 15, 2004. The Company will adopt this statement as of the effective date. The Company does not anticipate the statement will have a material effect on the Company's financial position or results of operations.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act introduced a prescription drug benefit program under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. On January 12, 2004, the FASB issued FASB Staff Position (FSP) No. 106-1 that allows sponsors to elect to defer recognition of the effects of the Act. In accordance with FSP 106-1, the Company has elected to defer recognition of the effects of the Act. Accordingly, any measures of the net periodic postretirement benefit cost in the financial statements does not reflect the effects of the Act on the plan. Specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, could require the Company to change previously reported information.

American Transmission Company LLC

Management's Discussion and Analysis of Financial Condition and Results of Operations


General
-------


The following discussion provides information that management believes is relevant to an assessment and understanding of American Transmission Company LLC's ("the Company") results of operations and financial position. This discussion should be read in conjunction with the financial statements and notes to financial statements.


The Company was organized as a Wisconsin limited liability company on June 12, 2000 and began operations on January 1, 2001. The Company's purpose is to plan, construct, operate and maintain electric transmission facilities to provide for an adequate and reliable transmission system that meets the needs of all users on the system and supports equal access to a competitive, wholesale, electric energy market. The Company owns and operates the electric transmission system, under the direction of the Midwest Independent Transmission System Operator, Inc. ("MISO"), in parts of Wisconsin, Illinois and the Upper Peninsula of Michigan.


The Company is managed by a corporate manager, ATC Management Inc. ("Management Inc."). The Company and Management Inc. have common ownership and operate as a single functional unit. All employees who serve the Company are employees of Management Inc. The expenses of Management Inc. are paid by the Company.


Critical Accounting Policies
----------------------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to apply policies and make estimates and assumptions that affect results of operations and the reported amounts of assets and liabilities in the financial statements. Because of the inherent uncertainty in the nature of the matters where estimates are used, actual amounts could differ from estimated amounts. The following accounting policies represent those that management believes are particularly important to the financial statements and require the use of judgment in estimating matters that are inherently uncertain.


Revenues
--------

Wholesale electric transmission service for utilities, municipalities, municipal electric companies, electric cooperatives and other eligible entities is provided through the Company's facilities under the MISO open-access transmission tariff regulated by the Federal Energy Regulatory Commission ("FERC"). The Company charges for these services under FERC-approved rates. The tariff specifies the general terms and conditions of service on the transmission system and the approved rates set forth the calculation of the amounts to be paid for those services. The Company's revenues are derived from agreements for the receipt and delivery of electricity at points along the transmission system. The Company does not take ownership of the electricity that it transmits. Revenue is recognized based on the amounts billable under the tariff for services provided during the reporting period (see "Rate Determination and Revenue Recognition" below). Based on a true-up provision in the approved rates, the Company accrues or defers revenues to the extent that the actual revenue requirement, as calculated under the rate formula, for the reporting period is higher or lower, respectively, than the amounts billed during the reporting period.

The revenue requirement for each year represents the total amount that the Company is entitled to collect from all revenue sources. The Company's revenues are divided into the following categories:


Network Service Revenue relates to charges paid by the Company's network customers to reserve transmission capacity on the Company's system. The annual network revenue requirement is divided among all of the Company's network customers based on their historic usage of the system, known as load ratio share. The charges for an individual customer are billed in even monthly installments during the year and are not dependent upon actual usage. Thus, the Company's network service revenue during a given year, which covers approximately 90% of the Company's total revenue requirement, will not vary once the revenue requirement and rates are determined for each year. In the event new customers join the Company's network during the year, the load ratio share and monthly charges of each customer are adjusted prospectively.


Point-to-Point Revenue relates to charges for delivering energy from specific points on the Company's transmission system to other specific points on the Company's transmission system. All point-to-point transactions are administered and billed by MISO; the Company receives a portion of the revenue from each transaction based on the MISO revenue allocation methodology. The point-to-point service revenue that the Company will realize each year depends on the length, duration and other terms of the firm contracts MISO has for point-to-point service and the volumes of electricity transmitted as non-firm service. Variations in point-to-point service revenues do not affect the Company's results of operations, however, because under the true-up mechanism described above, any over- or under-collection as measured against the Company's point-to-point service revenue projected in the current revenue requirement would be a component of any true-up adjustment recorded for network service revenue.


Other Transmission Service Revenue consists of control area service revenue such as scheduling and re-dispatch services and recovery of start-up expenses.


Other Operating Revenue is derived from other transmission-related services provided to third parties, that are not provided under regulated tariffs, and rental of certain transmission and administrative property and equipment by third parties.

The Company's operating revenues for the first three months of 2004 and 2003 consisted of:

  (In Thousands)                                         2004         2003
  -----------------------------------------------------------------------------

  Network Service Revenue                               $53,175      $44,997
  Point-to-Point Revenue                                  1,967        1,657
  Other Transmission Service Revenue
         Scheduling, System Control and Dispatch          1,508        1,579
         Reliability Redispatch                           2,264        1,734
         Recovery of Start-up Costs                       1,073        1,183
         Other                                                3            1
                                                     --------------------------
              Transmission Service Revenue               59,990       51,151
         Other Operating Revenue                            210          288
                                                     --------------------------
              Total Operating Revenues                  $60,200      $51,439
                                                     ==========================


Regulatory Assets
-----------------

Regulatory assets represent costs that have been deferred to future periods when it is certain or probable that the regulator will allow future recovery of those costs through rates. The accounting for these regulatory assets is in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 71, "Accounting for the Effects of Certain Types of Regulation".


The Company continually assesses whether regulatory assets continue to meet the criteria for probability of future recovery. This assessment includes consideration of factors such as changes in the regulatory environment, recent rate orders to other regulated entities under the same jurisdiction, and the status of any pending or potential deregulation legislation. Regulatory assets related to the formula rate true-up are only recorded to the extent such amounts will be billed to customers within the next two years. If future recovery of regulatory assets becomes improbable, the affected assets would be written off in the period in which such determination is made.


Impairment of Long-lived Assets
-------------------------------

The Company reviews the carrying values of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying values may not be recoverable. Impairment would be determined based upon a comparison of the undiscounted future operating cash flows to be generated during the remaining life of the assets to their carrying values. An impairment loss would be measured by the amount that an asset's carrying amount exceeds its fair value. As long as its assets continue to be recovered through the rate-making process, the Company believes that such impairment is unlikely.


Rate Determination and Revenue Recognition
------------------------------------------

The Company's transmission service revenue requirement is determined by a formula agreed to in the comprehensive settlement approved by FERC on November 7, 2001, and transferred to the MISO tariff effective February 1, 2002. The formula is designed to reimburse the Company for all reasonable operating, maintenance and general and administrative expenses, taxes other than income taxes and depreciation, and to provide a return on assets employed in the provision of transmission services. The Company's rate base consists of the original cost of assets in service reduced by accumulated depreciation and deferred taxes associated with these assets, a working capital allowance and any prepayments. The weighted average cost of capital, or return rate, applied to rate base is intended to cover the cost of any long-term debt financing and provide equity holders a return that is commensurate with the risk involved in their investment. From 2001 through March 31, 2004, the allowed rate of return on common equity has been 12.2%. A provision for taxes on the equity component of the return is also included in the rate formula. Although the Company, as a non-taxable limited liability company, does not pay income taxes itself, it is allowed to include in its revenue requirement an estimate of income taxes that are the responsibility of the Company's taxable members.


The settlement, as approved by FERC, established both the rate formula described above and the methodology to be used to calculate rates each year. This methodology uses a three-year cycle to project and true-up rates. Prior to the beginning of each calendar year, the Company prepares a forecast of operating, maintenance, depreciation and tax expenses, as well as the projected rate base resulting from planned construction and other capital expenditures for the upcoming year. From this forecast, the Company computes a projected revenue requirement and projected rates for the year. These rates are billed and collected from network and point-to-point transmission customers throughout the first year. During the second year, after filing annual financial reports with FERC, the Company recalculates the revenue requirement for the first year based on actual results. Any difference from the projected revenue requirement, including any differences in point-to-point revenues collected, is added to, or subtracted from, the revenue requirement and rates computed in the third year.


The true-up calculation for 2003 resulted in $2.5 million of billings being recorded as accrued revenue. These amounts will be included in monthly billings in 2005. The true-up calculation for the year 2002 resulted in a refund of approximately $4.6 million due to customers. Per the original terms of the rate settlement, this refund would be repaid, with interest, in 2004; however, to promote greater rate stability, the Company filed an application with FERC on December 31, 2002 for a one-time amendment to the true-up mechanism which allowed the Company to accelerate repayment of the 2002 refund and offset it against the 2001 true-up billing of $5.4 million in 2003. FERC approved this amendment on March 6, 2003 and the Company collected the net true-up of $0.8 million in its monthly billings during 2003.


On October 30, 2003, the Company filed an application with FERC seeking authorization to make the following modifications to its rate formula in Attachment O of the MISO Open Access Transmission Tariff:

a) Include Construction Work in Progress for new transmission investment in rate base to earn a current return in lieu of capitalizing an Allowance for Funds Used During Construction.

b) Allow current year expensing of preliminary survey and investigation costs for new transmission investment. Such costs are otherwise capitalized as a component of the associated transmission assets' cost and recovered, with a return on investment, over the life of the assets.

c) Increase the allowed return on equity from the current 12.20% to 12.38% to correspond to the rate FERC has allowed for other MISO transmission owners and return to a 50% debt, 50% equity capital structure.


On December 29, 2003, FERC issued an order that conditionally accepted for filing and nominally suspended the Company's proposed modifications, to become effective January 1, 2004, subject to refund. The order also established hearing and settlement judge procedures. Based on concerns raised by intervenors in the case, several issues were set for hearing, including the proposed capital structure and the rate impact of expensing preliminary survey and investigation costs for certain transmission projects. A hearing on these issues is being held in abeyance to give the Company and the intervenors an opportunity to reach a settlement.


The Company filed a settlement agreement, that was approved by FERC on May 6, 2004, that resolved all issues set for hearing in the December 29th order. The settlement agreement allows the Company to include Construction Work in Progress in rate base, to expense preliminary survey and investigation costs if the project meets specified requirements (generally if a project is approved by MISO as part of its planning process), and to return to a 50% debt, 50% equity capital structure. The Company agreed to maintain the 12.20% return on equity and agreed to refund the difference between the 12.38% approved in the December
29th order and the 12.20% in the settlement agreement for the period between January 1, 2004 and the date the settlement agreement was approved by FERC. This refund, which will be approximately $.4 million will be included in the Company's true-up calculation for 2004. In the future, the Company's return on equity will float at 18 basis points below the rate approved by FERC for other
MISO transmission owners ("the MISO ROE"). The methodology used by FERC in determining the current MISO ROE has been challenged by several intervening parties. The matter is currently pending before the District of Columbia Circuit
Court of Appeals and is expected to be resolved in late 2004 or early 2005. The settlement agreement provides that, to the extent that this proceeding results in a reduction of the MISO ROE below the current 12.38%, the Company will be obligated to refund an additional amount, retroactive to January 1, 2004, equal to 50% of the difference between the 12.20% return on equity and 18 basis points below the reduced MISO ROE, subject to a limit of $2 million. The Company cannot predict whether or not such reduction in the return on equity and associated refund will occur.


The revenue requirement calculations for the three months ended March 31, 2004 and 2003 are below:


                                                                     March 31,    March 31,
   (In Thousands)                                                      2004         2003


   Return on Rate Base
      Average Rate Base, including Unamortized Start-up Costs        $751,369     $641,635
      Weighted Rate of Return                                           9.72%        9.54%
                                                                   -------------------------
      Return on Rate Base (three months)                               18,259       15,304

      Provision for Members' Income Taxes                               5,932        4,895
                                                                   -------------------------

        Total Return and Income Taxes                                  24,191       20,199

   Expenses
      Operations and Maintenance                                       23,357       20,060
      Depreciation and Amortization                                    11,140        9,801
      Taxes Other than Income                                           1,512        1,379
                                                                   -------------------------
        Total Operating Expenses                                       36,009       31,240
                                                                   -------------------------


        Total Revenue Requirement                                      60,200       51,439
        Less: Total Revenue Billed                                     65,527       53,771
                                                                   -------------------------
        True-up Refund                                               $ (5,327)    $ (2,332)
                                                                   =========================

   -----------------------------------------------------------------------------------------


Results of Operations
---------------------

Earnings Overview
-----------------

The Company's earnings and operating income are driven by its rate formula, which defines the Company's revenue requirement and allows it to recover all operating expenses. The Company's earnings for the first three months of 2004 were $18.0 million, an increase of 22% from earnings of $14.7 million during the same period in 2003. Operating income increased by $4.0 million in the first three months of 2004 as compared to 2003. Offsetting the increase in operating income is a $1.1 million increase in net interest expense.


Revenues
--------

The Company's revenue requirement, which equals total operating revenues, for the first quarter of 2004 was $60.2 million, an increase of 17% from $51.4 million during the first quarter of 2003. This increase was due to an increase in the return earned on rate base of $3.0 million, an increase in the provision for members' income taxes of $1.0 million, related to the increased return, and an increase in operating expenses of $4.8 million, all recoverable under the revenue requirement.


The Company's return on rate base for the first three months of 2004 was $18.3 million, an increase of 20% from the return on rate of base of $15.3 for the first three months of 2003. Most of the increase was due to additional assets being placed in service as part of the construction program during the remainder of 2003 and the first quarter of 2004. The return also increased due to a change in capital structure from the rate settlement, (see Rate Determination and Revenue Recognition above) resulting in an increase in the effective return on equity. Slightly offsetting the increase in the return on equity was a decrease in the debt component of the return due to the issuance of $100 million in senior notes during 2003. These notes had an interest rate that was lower than the previous average rate on outstanding debt.


Operating Expenses
------------------

Operating expenses were $36.0 million during the first quarter of 2004, an increase of 15% compared to $31.2 million during the first quarter of 2003. Operations and maintenance expense increased $3.3 million, mainly due to an increase in staff and the Company's infrastructure as well as higher costs for re-dispatch of generation on the transmission grid. Depreciation and amortization expense for the first three months of 2004 was $1.3 million higher than the same period in 2003 mainly due to additional assets placed in service throughout 2003 and the first quarter of 2004.


Other Income
------------

Other income was $.3 million higher during the first three months of 2004 as compared with the first three months of 2003, mainly due to an increase in the allowance for equity funds used during construction driven by the Company's construction program.

Net Interest Expense
--------------------

Net interest expense was $1.1 million higher during the first three months of 2004, as compared with the same period in 2003, due to interest on additional long-term debt of $100 million issued during the second half of 2003. This increase was partially offset by a $.4 million increase in the allowance for borrowed funds used during construction.


Liquidity and Capital Resources
-------------------------------

During the first quarter of 2004, the Company used net cash of $9.1 million as compared to $14.5 million net cash used in the first quarter of 2003. Net cash provided by operating activities was $13.4 million in the first quarter of 2004 as compared to cash provided of $7.4 million in the first quarter of 2003. The increase is primarily due to an increase in earnings and to the timing of the receipt of payments from customers and payments to vendors during the first quarter of 2003 as compared to the first quarter of 2004.


Net cash used in investing activities increased by $4.5 million in the first quarter of 2004 as compared with the first quarter of 2003. This is primarily due to a general increase in the Company's construction program, as well as work performed in the first quarter of 2004 in support of several generation interconnection projects. Net cash provided by financing activities during the first quarter of 2004 was $16.0 million, compared with $12.1 million in the first quarter of 2003. The increase is due to $19.2 million received from the issuance of membership units, primarily from the first installment of the capital call, offset by a $2.4 million increase in distributions to members, a $10.7 million decrease in the cash received from the issuance in short-term debt and a $2.6 million decrease in advances received under interconnection agreements.


Capital Requirements and Liquidity
----------------------------------

Management believes that to provide adequate and reliable transmission service and to support access to competitive, wholesale energy markets without favoring any participant, it will be necessary to strengthen and expand the Company's transmission system to deliver electricity to customers in Wisconsin, Michigan and Illinois. Expansion will relieve transmission constraints, allow additional generation capacity to be connected to the system, enhance wholesale competition and permit entry by new competitors in electricity generation.


The Company has plans for approximately $260 million in new transmission construction projects and other capital spending in 2004, and anticipates total capital expenditures of approximately $2.8 billion million over the years 2003 through 2012. These estimates are based on the Company's 2004 capital budget and ten year transmission planning and needs assessment, much of which remains subject to regulatory approval and continuing analysis of system needs. This estimate does not include additional acquisitions of transmission assets the Company might make. Approximately $27 million of the anticipated capital spending in 2004 is related to generation interconnection agreements and will be funded by the generators, as described in the notes to financial statements.


Based on the capital expenditure forecast of $2.8 billion over the period 2003 through 2012, management anticipates, under its new tariff, its credit ratings to remain investment grade with a substantial margin of safety. The rate formula modifications that the Company filed with FERC in the settlement agreement will generate increased cash flows through the accelerated recovery of preliminary survey and investigation costs in the current period and by allowing the Company to earn a current return on its investment in Construction Work in Progress for new transmission projects. If the Company cannot maintain its current credit rating, future financing costs could increase, future financing flexibility could be reduced, future access to capital could be difficult and future ability to finance capital expenditures demanded by the market could be impaired.


The ability to construct transmission assets is subject to the Company obtaining extensive regulatory approvals, including siting, from the Public Service Commission of Wisconsin ("PSCW") and other regulatory bodies. Management believes regulatory and siting issues pose the key risks to completing and placing transmission assets in service. Once approved, constructed and placed in service, the costs of transmission projects are expected to be included in the rate formula that determines the Company's revenue requirement; however, it is possible that some of the Company's capital projects will not be completed and placed in service. In such situations there is an additional risk, because while state regulatory bodies have jurisdiction over construction, FERC has jurisdiction over the Company's rates. While costs incurred by the Company for projects that are not completed are generally not significant, there is potential for higher costs to be incurred related to large projects, such as the Arrowhead to Weston project. MISO's tariff contains provisions under which such costs may potentially be recovered if the related project was included in MISO's Transmission Expansion Plan, required by MISO or otherwise approved by MISO. The Arrowhead to Weston Project is included in MISO's Transmission Expansion Plan. If recovery is not realized through the MISO tariff, the Company will seek recovery of such costs through its FERC regulated rate formula; however, there is no guarantee that such recovery will be allowed by FERC. If recovery is not realized through the MISO tariff, or recovered through rates, these costs would be charged to expense.


As part of the agreement to transfer the Arrowhead to Weston project to the Company, Wisconsin Public Service Corporation ("WPSC") committed to provide equity funding for 50% of the total cost of the project. WPSC's contributions under this arrangement are made monthly based on project expenditures. In addition, certain of the Company's other members have the right, under the operating agreement, to contribute additional equity to maintain their ownership percentages as WPSC funds the Arrowhead to Weston project.


In the short run, management intends to finance construction with a combination of commercial paper offerings and private placement debt offerings having cash draw-down features that align with construction cash outflows. To the extent that the private placement debt market remains accessible to the Company at attractive rates and on attractive terms, management intends to finance the majority of its construction programs in this manner. Should access to this market become limited or inaccessible, the Company would exercise its option to expand back up lines of credit and issue commercial paper. The Company is replacing its $75 million, 364-day backup line of credit with a $125 million three year revolving credit agreement. The revolving credit agreement can be expanded to $200 million at the Company's option. As the commercial paper borrowing capacity is utilized, management would refinance outstanding commercial paper through long-term debt and/or equity issuances.


The timing and amount of the Company's construction requirements have a significant impact on the Company's liquidity and its cash requirements. To meet these requirements over the long-term, the Company plans to finance its capital expenditure program through the issuance of long-term debt, reinvested equity and, as necessary, additional equity infusions from current members, private equity investments and/or public equity offerings. In connection with these financing alternatives, management intends to maintain a debt to total capitalization ratio of 50% to 53% consistent with the maintenance of an "A" credit rating and tier-one commercial paper ratings.

The Company has funded its construction program from the proceeds of its senior debt offerings over the past three years. During interim periods, when such funds have been depleted, the Company has accessed the commercial paper market to finance construction on a short-term basis until its next debt offering. Continual access to the commercial paper and long-term debt markets will be necessary to fund the Company's construction plans.


The Company issued a voluntary capital call for $68 million to its members in December 2003. The Company received installments of approximately $17 million in both January and April of 2004. The remaining installments of $17 million will be received in July and October of 2004. The participating members will receive additional membership units at the current book value per unit at the time of each installment. The majority of members have committed to provide equity via the capital call in 2004. These members have also given a non-binding indication that they expect to continue to provide equity funding for planned capital calls during 2005 and 2006.


Management cannot provide assurance that the Company will be able to secure the additional sources of financing needed to fund the significant capital requirements associated with the Company's transmission system expansions discussed above. In addition, some expenditures may not result in assets on which the Company will earn a return, as discussed above. The Company is required to finance the lag between when costs are incurred for planning and construction and when the assets are placed in service, although a portion of such financing costs are capitalized as allowance for funds used during construction and recovered through rates as part of the total cost of the associated assets. The Company also must finance any timing differences between when revenues are collected under the current tariff and the Company's related expenditures.


The Company's operating agreement provides that the board of directors of its corporate manager, Management Inc., will determine the timing and amount of distributions to be made to the Company's members. In this agreement, the corporate manager also declared its intent, subject to certain restrictions, to distribute an amount equal to 80% of the Company's earnings before taxes. The Company's operating agreement also provides that it may not pay, and no member is entitled to receive, any distribution that would generally cause the Company to be unable to pay its debts as they become due. Cash available for distribution for any period consists of cash from operations after provision for capital expenditures, debt service and reserves established by Management Inc.


Long-term Contractual Obligations and Commercial Commitments
------------------------------------------------------------


The Company's contractual obligations as of March 31, 2004, representing cash obligations that are considered to be firm commitments, are as follows (in thousands):





                                                                        Payment Due Within                 Due After
======================================================================================================================
                                               Total         1 Year        2 - 3 Years     4 - 5 Years      5 Years
                                            --------------------------------------------------------------------------
   Long-term Debt                           $  450,000      $     -         $      -         $     -      $  450,000
   Interest Payments on Long-term Debt      $  497,948       31,675           63,350          63,350         339,573
   Interconnection Agreements               $  285,370       12,847           42,176               -         230,347
   Operating Leases                         $    5,454        1,415            2,719           1,320               -
                                            --------------------------------------------------------------------------
   Total Contractual Obligations            $1,238,772      $45,937         $108,245         $64,670      $1,019,920
                                            ==========================================================================


The Company currently contracts with several utility providers for certain operation and maintenance services (as further discussed below). The Company is obligated to pay each utility a minimum of 85% of the expenses previously incurred by the utility for such activities in a representative year. The Company met this obligation in 2003, 2002 and 2001 and management believes it will continue to meet this obligation in the future.


Related Party Transactions
--------------------------

The Company is operating under transitional services and operations and maintenance services agreements whereby the contributing utilities, municipalities and cooperatives are required to provide certain administrative, operational, maintenance and construction services to the Company at a fully allocated cost, including direct cost, overheads, depreciation and a return on assets employed in the services provided to the Company. The operations and maintenance agreements were in effect until December 31, 2003 whereas the transitional services agreements are open-ended. One of the contributing utilities signed a new operations and maintenance agreement during the fourth quarter of 2003 extending those services through 2008. The new agreement does not contain the 85% clause. All other operations and maintenance agreements were automatically extended for an additional year. The Company plans to renegotiate these operations and maintenance agreements. In the event that the Company is not able to renew the agreements at the end of their current terms, the Company cannot guarantee that it will be able procure similar services at similar costs. The Company believes that the costs the Company must incur to provide transmission service will be recoverable in future rates. The terms of these agreements, including pricing, are subject to oversight by the PSCW and the Illinois Commerce Commission.


The Company is managed by a corporate manager, Management Inc. The Company and Management Inc. have common ownership and operate as a single functional unit. Under the Company's operating agreement, Management Inc. has complete discretion over the business of the Company. Accordingly, Management Inc. provides all management services to the Company at cost. The Company itself has no employees. The Company's operating agreement also establishes that all expenses of Management Inc. are the responsibility of the Company. These expenses consist primarily of payroll, benefits, payroll-related taxes and other employee expenses. All such expenses are recorded in the Company's accounts as if they were direct expenses of the Company.

Business and Operating Environment
----------------------------------

In accordance with Wisconsin statutes and FERC requirements, operational control of the Company's transmission system was transferred to MISO, a FERC-approved regional transmission organization (RTO), effective February 1, 2002.


As a requirement of the transfer of functional control to MISO, the obligation to provide transmission service to customers over the Company's system is provided under the MISO open-access transmission tariff. The Company will continue to file with FERC for approval of future changes to the formula and determination of cost of service elements that determines its revenue requirements.


MISO has operational control over the Company's system and has the authority to direct the manner in which the Company performs operations. The Company is also required to seek direction from MISO for certain operational actions the Company seeks to perform within its system. MISO is responsible for monitoring congestion, directing the associated operations to overcome congestion, approving transmission maintenance outages, as well as negotiating with generators on the timing of generator maintenance outages within the entire MISO system, including that portion representing the Company's system. The Company may be required to coordinate planning activities for new projects or system upgrades with MISO. Certain projects might require review by MISO before implementation.


The Company remains responsible for monitoring and physically operating its transmission system. The Company also remains responsible for the planning, design, construction and maintenance of its assets.


In July 2003, the Wisconsin legislature enacted new legislation that modified the Company's statutory requirement to remain a member of MISO. Upon action by the PSCW, the Company may be allowed to exit MISO. Should the Company be allowed to leave MISO, it may have liability for a portion of the deferred costs MISO has incurred for start-up and operations. The Company has no current plans to exit MISO. However, there is ongoing uncertainty about other transmission owners continuing their membership in MISO; this uncertainty raises the risk that MISO could become nonviable at some point in the future. The impact on the Company if this would occur is uncertain at this time.


On July 31, 2002, FERC issued a Notice of Proposed Rulemaking ("NOPR") entitled "Remedying Undue Discrimination Through Open-Access Transmission Service and Standard Electricity Market Design" that may ultimately lead to a final rule and future orders that will likely make changes to the Company's current tariff and rates for service. Future orders may also modify the Company's functional responsibilities in areas such as expansion planning, performing facilities and system impact studies, building new facilities, reliability management, congestion management and regional coordination. Comments on the NOPR were due to FERC in mid-November 2002 and in mid-January 2003. FERC issued a white paper and appendix on April 28, 2003, that reflected extensive comments received from utilities, state regulatory agencies and other interested parties. The timing of the final rule is uncertain at this time. Additionally, there are components of proposed energy legislation before the U.S. Congress, which would prevent FERC from issuing any further orders related to Standard Market Design until 2005 or later.

The white paper and appendix contain provisions related to the allocation and characteristics of financial transmission rights ("FTRs"). The impact of these provisions on the Company is uncertain. The current tariff does not specify if revenue shortfalls associated with FTRs are subject to the true-up mechanism or if earnings are at risk due to the volatility of FTR revenues. On March 31, 2004, MISO re-filed a proposed Transmission and Energy Markets Tariff ("TEMT") for implementation of its market design, which included provisions that would protect transmission owners from shortfalls in revenue related to FTRs. MISO's revised proposal would delay implementation of its market design until December 2004. Due to the uncertainty of how the current true-up mechanism will be applied, the effort by FERC on standard market design could affect earnings and cash flows if adopted as proposed. At this time, the Company cannot predict whether the white paper and appendix will be promulgated as proposed. Future actions taken by Congress may also affect the timing and substantive content of Standard Market Design.


On February 15, 2003, FERC issued a notice of proposed pricing policy for efficient operation and expansion of the transmission grid. The proposed policy would provide certain financial incentives related to divestiture of transmission assets from vertically integrated utilities, placement of assets under the control of a regional transmission organization and investment in new transmission facilities. The Company evaluated the potential impact this policy could have on its operations and determined that the modifications to the rate formula contained in its settlement agreement recently approved by FERC would be more beneficial to the Company and, therefore, proposed such changes as an alternative incentive mechanism to the incentives contained in FERC's proposed pricing policy.


On March 19, 2004, FERC issued an order eliminating the Regional Through and Out Rates ("RTOR") for point-to-point transmission services between MISO and the PJM Interconnection, effective December 1, 2004. RTOR revenues are collected by MISO and distributed to its member transmission owners. The Company currently receives approximately $3.2 million per year in RTOR revenues from MISO, which serves as a reduction in the amount of the Company's revenue requirement that is borne by its network transmission customers. Due to the nature of the Company's revenue requirement formula, including the true-up mechanism described above, management does not expect the elimination of RTOR revenues to have a significant impact on the Company's results of operations. The Company expects that any revenue shortfall associated with the RTORs will be made up by the true-up mechanism.


As part of this Order, MISO and PJM are considering alternative cost allocation methods that could change the parties from whom the Company collects its transmission revenue requirement. Should the cost allocation method be adopted, the Company may collect its revenue from a larger number of entities than it currently does. The credit of any potential new entities is not known at this time so it is uncertain as to whether this would add additional risk to the Company in regards to revenue collection.


Qualitative Disclosures about Market Risks
------------------------------------------

The Company manages its interest rate risk by limiting its variable rate exposure and continually monitoring the effects of market changes on interest rates. The Company's interest rate risk related to its long-term debt is mitigated by the fact that its long-term debt rate is included as a component of its revenue requirement calculation.

The Company has a significant concentration of major customers; its five largest customers generate approximately 85% - 90% of its revenue on an ongoing basis. The Company closely monitors the business and credit risk associated with its major customers. These major customers are all investor-owned utilities that currently have investment grade debt ratings.






















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